Exhibit (a)(1)(B)

Exchange Website Generated Email to Those Eligible to Participate – To Be Sent the Morning of the System Opening, on July 7, 2010, before 9:30 a.m. EDT.

To:	[Participating Employee]

FROM:	NASDAQ OMX

SUBJECT:	Launch of NASDAQ OMX Option Exchange Website

DATE:	Wednesday, July 7, 2010

This is a reminder that the NASDAQ OMX Option Exchange Program will open today at 9:30 a.m. EDT and will close at the end of Tuesday, August 3, 2010 at 12:00 midnight EDT.

Below is the direct link to the Option Exchange Program website should you choose to participate:

https://nasdaqomx.equitybenefits.com

To log on, you will need to enter your username and password. Please note that your username is your work email address (e.g. john.smith@nasdaqomx.com) and your temporary password is your 5 digit employee ID (e.g. 12345). After your initial log on, the system will prompt you to change your temporary password. Your new password must contain a minimum of 8 characters, including at least 3 of the following: upper case, lower case, numbers and/or symbols (e.g. JSmith123).

If you experience problems logging onto the Option Exchange Program website, please call +1 408 754 4658.

You should read the Tender Offer Statement on Schedule TO and exhibits, including the Offer to Exchange dated July 7, 2010, that NASDAQ OMX has filed with the Securities and Exchange Commission (the “SEC”) because they contain important information about the Option Exchange Program. You can access these documents at the Program website at https://nasdaqomx.equitybenefits.com or at the SEC's website at www.sec.gov. Neither NASDAQ OMX nor our Board of Directors or its Management Compensation Committee are making any recommendation as to whether you should participate in the Program. You must make your own decision as to whether or not to participate in the Program. For questions regarding personal tax implications or other questions, you should talk to your own legal, financial and tax advisors.